Exhibit 12 (a)


			     XEROX CREDIT CORPORATION
		COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
				   (In Millions)


			 Nine Months Ended
			   September 30,          Year Ended December 31,
			    1995   1994      1994   1993   1992   1991   1990


Income before income taxes $  92  $ 110     $147   $ 154  $ 158  $ 164  $ 182

Fixed Charges:
   Interest expense
     Xerox debt                4      3        5       4      2     -       2
     Other debt              161    151      197     205    210    200    205
       Total fixed charges   165    154      202     209    212    200    207

Earnings available for
  fixed charges            $ 257  $ 264    $ 349   $ 363  $ 370  $ 364  $ 389

Ratio of earnings to
  fixed charges (1)         1.56   1.71     1.73    1.74   1.75   1.82   1.88



(1) The ratio of earnings to fixed charges has been computed based on the Company's continuing operations by dividing total earnings available for fixed charges by total fixed charges. Debt has been assigned to discontinued operations based on the net assets of the discontinued operations and the debt to equity ratios that existed at the time the assets were acquired. Management believes that this allocation method is reasonable. For 1995, the amount of interest expense that would have been allocated to discontinued operations is insignificant and therefore is now reported within continuing operations. The discontinued operations consist of the Company's real estate development and related financing operations and its third-party financing and leasing businesses. The Company has consistently assigned debt to discontinued operations based on the net assets and debt to equity ratios that existed at the time the assets were acquired.









(11)